Thursday, June 25, 2009

Mr. Blaise Rhodes
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Responses by Management
United States Securities and Exchange Commission Letter Dated June 9, 2009
Form 10-K for fiscal year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2008

Dear Mr. Blaise:

I appreciate the opportunity to talk with you earlier this week.  Based on our discussion, I have revised our responses to your comments and have set them forth below.  I would hope that we can talk one more time before the Company makes it’s corrections to the referenced Forms 10-K and 10-Q.  I will call you tomorrow so that we might have that discussion.

10-K
Financial Statements

Notes to Financial Statements
1.	Note 5. Trade name, net.
Comment – Considering your (i) significant accumulated deficit, (ii) continued net losses, (iii) negative working capital and (iv) disclosure that you do not have adequate capital to meet your obligations as they come due (page 15), please provide us with a detailed discussion of how you determined the fair value of your trade name was in excess of the carrying amount at December 31, 2008.  Please refer to the guidance in paragraph 17 of SFAS 142 and the impairment indicators described in paragraph 8 of SFAS 144.

Response – Paragraph 17 of SFAS 142 states “an intangible asset that is not subject to amortization shall be tested annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount.”

In evaluating the fair value of the Company’s trade name, management looked to SFAS 157 Fair Value Measurements for guidance.  Paragraph 18 of SFAS 157 discusses three valuation techniques to be considered – a Market Approach, an Income Approach, and a Cost Approach.

Management first considered measuring the fair value of its trade name by using an income approach.  The Company is currently in negotiations with several funding sources to bring $3.0 million of additional investment into the Company, which will be dependent on compromising a certain amount of the Company's debt.  This effort is being assisted by Leigh Steinberg Sports & Entertainment, LLC with whom we entered into a Marketing and Representation Agreement on January 26, 2009 as well as a non-binding Term Sheet in May 2009.  One of the main reasons new potential investors are expressing interest is the sales success of our Energy Shot product in the Las Vegas market.  We believe the product has had success in this market largely due to its catchy trade name.  Our financial projections, which assume a successful result to the investment negotiations, show the Company returning to positive cash flow generation within 12 months of completing financing.  Since the Company’s main asset is its trade name, management used these projections to examine its future cash flow and determined that its present value was far greater than the carrying value of the trade name asset.  While negotiations are still ongoing, management is confident that there will be a successful result.  At that time, the Company will make the appropriate announcements and filings.

We also considered using a cost approach to evaluate the fair value of our trade name.  To date the Company has spent approximately $219,000 mainly in attorneys’ fees to develop its trademarks and trade name.  Management estimates that the replacement cost of the trademarks and trade name would be at least 50% greater based on increased legal rates.  Even assuming no increase in costs, this would still result in an amount greater than the carrying value of the trade name.

Lastly, management considered the fact that the Company’s recorded accumulated deficit at December 31, 2008 was $4.7 million while its market capitalization at the same date was $397,416 (using a market price of $.02 per share), producing a positive market asset value of about $5.1 million.  It should be noted that our share price has a trading range of $0.02 to $0.45 per share for calendar 2008 and we computed our market capitalization using the lowest per share price.  Management believes that its trade name is its asset of greatest value and that the positive market value is mostly related to the trade name.

Item 9A Controls and Procedures
2.	Evaluation of Disclosure Controls and Procedures
Comment – We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures, which impacted the effectiveness of your disclosure controls and procedures.  Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your disclosure controls and procedures.  In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures are effective or ineffective as of December 31, 2008.

Response – We intend to revise our disclosure under Item 9A by deleting the first paragraph and inserting the following two paragraphs:

Our President and Chief Financial Officer (the “Certifying Officer”) has attempted to evaluate the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of period covered by this report.  Because we have no written documentation of our disclosure controls and procedures, the Certifying Officer was unable to complete an evaluation and therefore cannot conclude whether the disclosure controls and procedures were effective or ineffective as of December 31, 2008.  The Company is in the process of preparing written documentation of its disclosure controls and procedures and believes it will be able to properly evaluate such controls and procedures effective with our filing on Form 10-Q for the three month period ending June 30, 2009.

Please note the material weaknesses described below.  Management believes these weaknesses create an environment that cannot ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and is accumulated and communicated to our management, including the Certifying Officer, as appropriate to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting
3.
Comment – Please revise to provide the disclosure required by Item 308T (a)(4) of Regulation S-K.

Response – We will amend our Form 10-K filing to include the following paragraph on page 44:

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report In this annual report.

Management’s Report on Internal Control over Financial Reporting
4.
Comment – We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures.  Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your internal controls over financial reporting.  In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures are effective or ineffective as of December 31, 2008.
Response – We intend to revise our disclosure under Item 9A by deleting the paragraph beginning with “Our management assessed the effectiveness of our internal control over financial reporting” and inserting the following paragraphs:

Our management attempted to assess the effectiveness of our internal control over financial reporting at December 31, 2008 using the criteria set forth by the Commission of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Because we have no written documentation of our internal controls over financial reporting, management was unable to complete an evaluation and therefore cannot conclude whether the internal controls over financial reporting were effective or ineffective as of December 31, 2008.  The Company is in the process of preparing written documentation of its financial controls over financial reporting and believes it will be able to properly evaluate such controls effective with our filing on Form 10-Q for the three month period ending June 30, 2009.

Management’s Report on Internal Control over Financial Reporting
5.
Comment – Please revise to provide the disclosure required by Item 308T(b) of Regulation S-K.

Response – We will amend our Form 10-K filing to include the following paragraph on page 44:

There were no changes to our internal control over financial reporting during the fourth quarter of the period covered by this Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibits

General
6.
Comment – We note that on October 16, 2008 you filed a registration statement on Form S-8, which incorporates this annual report by reference.  As a result, please amend your Form 10-K to file a current consent of your independent accountant in accordance with Item 601 of Regulation S-K or tell us why such consent is not required.

Response – The shares registered in the Form S-8 have not all been sold.  As a result, we have spoken with our registered public accounting firm and they will provide us with the appropriate consent.

Section 302 Certification
7.
Comment – Please revise to include the signature by Mr. Dunn in his capacity as principal financial officer as required by Item 601(B)(31) of Regulation S-K.

Response – We will amend.

Form 10-Q for the Quarter Ended March 31, 2009
Item 4.  Controls and Procedures
8.	Evaluation of Disclosure Controls and Procedures
Comment – We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures, which impacted the effectiveness of your disclosure controls and procedures.  Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your disclosure controls and procedures.  In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures are effective or ineffective as of March 31, 2009.

Response –We intend to revise our disclosure under Item 4 by deleting the first paragraph and inserting the following two paragraphs:

Our President and Chief Financial Officer (the “Certifying Officer”) has attempted to evaluate the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of period covered by this report.  Because we have no written documentation of our disclosure controls and procedures, the Certifying Officer was unable to complete an evaluation and therefore cannot conclude whether the disclosure controls and procedures were effective or ineffective as of March 31, 2009.  The Company is in the process of preparing written documentation of its disclosure controls and procedures and believes it will be able to properly evaluate such controls and procedures effective with our filing on Form 10-Q for the three month period ending June 30, 2009.

Please note the material weaknesses described below.  Management believes these weaknesses create an environment that cannot ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and is accumulated and communicated to our management, including the Certifying Officer, as appropriate to allow timely decisions regarding required disclosures.

Thank you again for your assistance.

Respectfully,
Michael R Dunn
Chairman and CEO
Who's Your Daddy Inc.
P.O.Box 4709
Mission Viejo, CA 92690
miked@wydmail.com
Office:  949-582-5933
Mobile: 949-283-7377
Fax:     949-582-5913